2365 Iron Point Road, Suite 190

Folsom, CA  95630

June 8, 2012

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Rackwise, Inc. (f/k/a Visual Network Design, Inc.)
Registration Statement on Form S-1 (Amendment No. 3)
(File No. 333-179020) Request for Acceleration

Ladies and Gentlemen:

Rackwise, Inc. hereby requests that the Securities and Exchange Commission accelerate the effective date of the above referenced Registration Statement under Rule 461 of the Securities Act of 1933, as amended and declare the Registration Statement effective at 2:00 pm, Eastern Daylight Time, on Monday, June 11, 2012, or as soon thereafter as is practicable.

In making this request, the Company acknowledges that:

●	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Company may not assert the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

RACKWISE, INC.

By: /s/ Guy Archbold

Name: Guy Archbold

Title: Chief Executive Officer